"Exemption No. 82-1357"

Continental

Press Release

04024008

04 MAR 31 AM 7:21

SUPPL

Continental announces takeover offer for Phoenix

- **Offer price is EUR 15 per share**
- **Major Phoenix shareholders support takeover**

Hannover/Hamburg, March 29, 2004. Continental AG, Hannover, Germany, intends to acquire Phoenix AG, Hamburg, and will launch a public tender offer at an offer price of EUR 15 per share for all outstanding shares of Phoenix AG.

Continental AG views the proposed takeover as a significant step in its strategy of further developing its ContiTech division, which is one of the world's leading players in technical elastomers with approximately EUR 1.8 billion of sales. Through the acquisition of Phoenix AG, ContiTech will further strengthen its position in the international competitive landscape and hold top positions in its core activities in fluid, conveyor belt systems and air spring systems.

"The integration of Phoenix into the Continental Group will substantially enhance the combined entity's competitiveness and long-term growth prospects. We expect the combination of ContiTech and Phoenix to create synergies of approximately EUR 30 million per year," said Manfred Wennemer, the CEO of Continental. According to Mr. Wennemer, Continental intends to analyse in detail the business opportunities arising from the acquisition, together with the management board of Phoenix.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
www.conti-online.com
prkonzern@conti.de

Claas E. Daun, the major shareholder of Phoenix AG and chairman of the company's supervisory board, has already committed to accept the takeover offer for his shareholding in Phoenix AG (22.28 percent). In addition, an agreement has been reached with the management board of WestLB regarding the purchase of their shareholding (14.83 percent) in Phoenix AG. The supervisory board of WestLB, whose chairman welcomes the transaction, is expected to give its approval within the next few days. Further details of the takeover offer will be disclosed in the official offer document.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2002 the corporation realized sales of EUR 11.4 billion. At present it has a worldwide workforce of around 69,000.

Phoenix is one of the leading suppliers in rubber engineering, particularly in the field of comfort systems (vibration control and insulation, air springs), conveyor belt systems and fluid handling. In 2002, the company generated total sales of EUR 1.1 billion. It currently employs approximately 9,800 people.

Dr. Heimo Prokop
Director Corporate Communications
Telephone: +49 (0)511-938-1485
Fax: +49 (0)511-938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press Relations
Telephone: +49 (0)511-938-1278
Fax: +49 (0)511-938-1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Continental Aktiengesellschaft

Announcement of the decision to make a public takeover offer (Öffentliches Übernahmeangebot) pursuant to Section 10 para. 1 in connection with Sections 29 and 34 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - "WpÜG").

<u>Bidder:</u>

Continental Aktiengesellschaft
Vahrenwalder Straße 9
D-30165 Hannover
Tel: 05 11-9 38-1316
Fax: 05 11-9 38-1943
e-mail: ir@conti.de

WKN: 543900

ISIN: DE0005439004

<u>Target:</u>

Phoenix Aktiengesellschaft
Hannoversche Straße 88
D-21079 Hamburg
Tel.: 040 / 7667-1521
Fax: 040 / 7667-2577
e-mail: Frank.Hoffmann@phoenix-ag.com
registered with the commercial register of the local court (Amtsgericht) of Hamburg under HRB 3852

WKN: 603100

ISIN: DE006031008

The offer document will be published in the internet under:

http://www.conti.de (German version) and http://www.conti-online.com (English and German version).

<u>Information provided by the Bidder:</u>

Continental Aktiengesellschaft with its corporate seat in Hannover, registered with the commercial register of the local court (Amtsgericht) of Hannover under HRB 3527, decided on 29 March 2004 to make an offer to the shareholders of Phoenix Aktiengesellschaft, Hamburg, to acquire all of the outstanding Phoenix Aktiengesellschaft bearer shares, with a computed notional value of EUR 2.60 per share, for

EUR 15.00

for each bearer share by way of a public takeover offer (Öffentliches Übernahmeangebot).

The takeover offer by Continental Aktiengesellschaft is conditioned upon the receipt of antitrust clearance by the competent European Union authority and will contain further conditions to be described in the offer document. Continental Aktiengesellschaft expects that these conditions will include the acquisition of a minimum shareholding of 75 % of the authorized capital of Phoenix Aktiengesellschaft on the day of the expiration of the offer period.

The major shareholder Daun & Cie. Aktiengesellschaft - with the collaboration of its shareholder and at the same time chairman of the supervisory board of Phoenix Aktiengesellschaft, Mr. Claas E. Daun - has committed to accept the public takeover offer as to its shareholding (approx. 22.28 %) in Phoenix Aktiengesellschaft. Additionally, Continental Aktiengesellschaft signed an agreement with proEQUITY-Beteiligungsgesellschaft mbH, a subsidiary of WestLB Aktiengesellschaft, and WestLB Aktiengesellschaft with respect to the acquisition of the Phoenix Aktiengesellschaft shares held by proEQUITY-Beteiligungsgesellschaft mbH (approx. 14.83 %). The agreement is subject to the approval of the supervisory board of WestLB Aktiengesellschaft, which approval is expected within the next several days. In addition, the agreement is also subject to the successful completion of the public takeover offer.

Continental Aktiengesellschaft regards the intended takeover as a consequent step in its strategy to enhance its division, ContiTech, which with sales of EUR 1.8 billion is among the worldwide leading specialists in the technical elastomers industry. With the takeover of Phoenix Aktiengesellschaft ContiTech will further strengthen its international competitive position and will take up a leading position in its core business segments Fluid, Conveyor Belts and Air Springs. Continental Aktiengesellschaft expects synergies to arise from the combination of its group division ContiTech with Phoenix Aktiengesellschaft in the amount of approximately EUR 30 million per year.

Hannover, 29 March 2004
Continental Aktiengesellschaft